FIRST HORIZON ADVISORS, INC.
(A Wholly Owned Subsidiary of First Horizon Bank)

Statement of Changes of Shareholder's Equity

Year ended December 31, 2020

	Common Stock		Additional paid-in-capital	Retained earnings	Accumulated other comprehensive loss, net	Total
	Shares	Amount				
Balance, December 31, 2019	2,000	$ 25,000	$ 3,784,535	$ 38,786,463	$ (7,861,507)	$34,734,491
Net income				11,857,024		11,857,024
Dividend paid to First Horizon Bank				(5,203,913)		(5,203,913)
Recognized pension and other employee benefit plans included in net periodic benefit, (net of taxes of $378,894)					1,186,414	1,186,414
Balance, December 31, 2020	2,000	$ 25,000	$ 3,784,535	$ 45,439,574	$ (6,675,093)	$42,574,016

See accompanying notes to financial statements.